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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

VARIOUS CLASSES OF OPTIONS TO PURCHASE SUBORDINATE VOTING SHARES
HAVING AN EXERCISE PRICE PER SHARE OF U.S.$30.00 (OR CDN.$40.00) OR GREATER
(TITLE OF CLASS OF SECURITIES)

15101Q108
(CUSIP NUMBER OF SUBORDINATE VOTING SHARES UNDERLYING OPTIONS)

Kaye Scholer LLP
425 Park Avenue
New York, New York
Attention: Managing Attorney's Office
(212) 836-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPIES TO:

Lynn Toby Fisher, Esq. Joel I. Greenberg, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	I. Berl Nadler, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario Canada M5X 1B1 (416) 863-0900

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
U.S.$6,962,264	U.S.$819.46
*
Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all options to purchase subordinate voting shares of Celestica Inc. issued pursuant to stock option plans outstanding on May 31, 2005, with an exercise price of U.S.$30.00 or greater, or Cdn.$40.00 or greater for Canadian dollar-denominated options, for a maximum aggregate purchase price of U.S.$6,962,264.00. The amount of the filing fee is calculated by multiplying the transaction value by 0.00011770.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	US$819.46	Filing Party:	Celestica Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 13, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 13, 2005 (as amended, the "Schedule TO") by Celestica Inc., an Ontario, Canada corporation ("Celestica"), relating to an offer by Celestica to its employees, for compensatory purposes, to purchase for cash, from eligible participants, all outstanding options with an exercise price of U.S.$30.00 or greater, or Cdn.$40.00 or greater for Canadian dollar-denominated options, to purchase Celestica's subordinate voting shares issued under Celestica's Long-Term Incentive Plan, as amended, the Second Amended and Restated Non-Qualified Stock Option Plan, as amended, the 2000 Non-Qualified Stock Option Plan and the 2000 Equity Incentive Plan, as amended, on the terms and subject to the conditions set forth in an Offer to Purchase Specified Options (the "Offer Statement"), dated June 13, 2005, and in the related Letter of Transmittal ("Letter of Transmittal"), filed with the original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(iv), respectively.

        The information set forth in the Offer Statement and the Letter of Transmittal is incorporated into this Amendment by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

        The expiration date for the Offer has been extended from 5:01 p.m., Eastern time, on Monday, July 11, 2005 to 12:01 a.m., Eastern time, on Tuesday, July 12, 2005. Except for the extension of the expiration date, all other terms and conditions of the Offer remain as set forth in the Offer Statement and Letter of Transmittal as previously furnished to holders of the Options.

Item 8.    Interest in Securities of the Subject Company

        Item 8 of the Schedule TO, which incorporates by reference the information contained in the Offer Statement, is hereby amended as follows:

        The fourth paragraph under the section titled "Section 10. Interests of Officers; Transactions and Arrangements About the Options "under the caption "The Offer" of the Offer Statement is hereby deleted and restated to read in it entirety:

  There have been no transactions in Options which were effected during the past 60 days by Celestica or its subsidiaries or, to our knowledge, by any member of senior management, director or control person of Celestica, or any member of senior management or director of our subsidiaries.

Item 12.    Exhibits

        Item 12 of the Schedule TO, is hereby amended and supplemented by adding the following:

        (a)(1)(ix)    Notice of Extension of Expiration Date of Offer

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005	CELESTICA INC.
	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco Chief Legal Officer

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EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase Specified Options, dated June 13, 2005.*
(a)(1)(ii)	Form of Cover Letter to Eligible Participants regarding the Offer to Purchase Specified Options.*
(a)(1)(iii)	Offer To Purchase Specified Options For Cash — Procedures.*
(a)(1)(iv)	Letter of Transmittal.*
(a)(1)(v)	Notice of Election to Withdraw Options From Offer to Purchase Specified Options.*
(a)(1)(vi)	Form of Letter/E-mail to Rejected Tendering Option Holders.*
(a)(1)(vii)	Form of Schedule of Individual Outstanding Options.*
(a)(1)(viii)	Form of Tender Offer Reminder.*
(a)(1)(ix)	Notice of Extension of Expiration Date of Offer.**
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Celestica Inc. Long-Term Incentive Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-8821) on May 14, 2002.*
(d)(2)
Second Amended and Restated Non-Qualified Stock Option Plan, as amended, incorporated by reference to Exhibit 4.1 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.*
(d)(3)	2000 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 4.3 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.*
(d)(4)	2000 Equity Incentive Plan, as amended, incorporated by reference to Exhibit 4.4 of Celestica's Form S-8 filed with the SEC (file number 333-113591) on March 15, 2004.*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*
Previously filed with Schedule TO filed on June 13, 2005

**
Filed herewith.

i

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EXHIBIT INDEX